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                                                                EXHIBIT 99.8(s)

                       AIM Funds Intermediary Agreement
                   Regarding Compliance with SEC Rule 22c-2

This Agreement is made and entered into by and between AIM Investment Services, Inc. (the "Transfer Agent"), a Delaware corporation and the transfer agent for certain management investment companies (each, a "mutual fund") registered with the U.S. Securities and Exchange Commission (the "SEC") and regulated under the Investment Company Act of 1940, as amended (the "1940 Act"), and the Minnesota Life Insurance Company ("Intermediary").

                                   Recitals

   WHEREAS, effective May 23, 2005, the SEC adopted Rule 22c-2 under the 1940 Act which requires every mutual fund (or on the fund's behalf, the principal underwriter or transfer agent) to enter into a written agreement with each financial intermediary who sells shares or otherwise maintains accounts which hold shares of the fund for the benefit of a shareholder, as defined below, pursuant to which the intermediary agrees to: (i) provide, promptly upon request by the fund, the Taxpayer Identification Number of all shareholders that purchased, redeemed, transferred, or exchanged shares held through an account with the financial intermediary, and the amount and dates of such shareholder purchases, redemptions, transfers, and exchanges; and (ii) execute any instructions from the fund to restrict or prohibit further purchases or exchanges of fund shares by a shareholder who has been identified by the fund as having engaged in transactions of fund shares (directly or indirectly through the intermediary's account) that violate policies established by the fund for the purpose of eliminating or reducing any dilution of the value of the outstanding securities issued by the fund; and (iii) use best efforts to determine, promptly upon the request of the fund, whether any other person that holds fund shares through the financial intermediary is itself a financial intermediary (an "indirect intermediary") and, upon further request by the fund, (A) provide (or arrange to have provided) the identification and transaction information described above with respect to shareholders who hold an account with an indirect intermediary, or (B) restrict or prohibit the indirect intermediary from purchasing securities issued by the fund; and

   WHEREAS, Minnesota Life has established one or more separate accounts ("Account" or "Accounts"), which may also be composed of several Sub-Accounts, through which Minnesota Life offers certain group and individual variable life or annuity contracts ("Contract" or "Contracts") that make available as investment options one or more of such Sub-Accounts which, in turn, invest in shares of one or more of the Fund's portfolios ("Portfolios"); and

   WHEREAS, in accordance with the terms of a Contract, the owner of the Contract may allocate and reallocate Contract values among Sub-Accounts and Portfolios from time to time; and

   WHEREAS, Minnesota Life and its Accounts have been identified by the Fund as a "financial intermediary" by the Fund; and

   WHEREAS, the Transfer Agent has agreed to administer the AIM Funds' compliance program related to Rule 22c-2;

   NOW, THEREFORE, the premises considered, the Transfer Agent and the Intermediary agree as follows:

1. Shareholders Defined. The term "Shareholder" means the beneficial owner of Shares, whether the Shares are held directly or by the Intermediary in nominee name. With respect to any Shares held by a retirement plan ("Plan"), the term "Shareholder" also means the Plan participant, notwithstanding that

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the Plan may be deemed to be the beneficial owner of Shares. With respect to any Shares held by insurance companies, the term "Shareholder" means the holder of interests in a variable annuity or variable life insurance contract issued by the Intermediary.

2. Shareholder-Initiated Transfer Purchase Defined. The term "Shareholder-Initiated Transfer Purchase" means a transaction that is initiated or directed by a Shareholder that results in a transfer of assets within a Contract to a Portfolio, but does not include transactions that are executed:
(i) automatically pursuant to a contractual or systematic program or enrollment such as transfer of assets within a Contract to a Portfolio as a result of "dollar cost averaging" programs, insurance company approved asset allocation programs, or automatic rebalancing programs; (ii) pursuant to a Contract death benefit; (iii) one-time step-up in Contract value pursuant to a Contract death benefit; or (iv) allocation of assets to a Portfolio through a Contract as a result of payments such as loan repayments, scheduled contributions, retirement plan salary reduction contributions, or planned premium payments to the Contract.

3. Shareholder-Initiated Transfer Redemption Defined. The term "Shareholder-Initiated Transfer Redemption" means a transaction that is initiated or directed by a Shareholder that results in a transfer of assets within a Contract out of a Portfolio, but does not include transactions that are executed: (i) automatically pursuant to a contractual or systematic program or enrollments such as transfers of assets within a Contract out of a Portfolio as a result of annuity payouts, loans, systematic withdrawal programs, asset allocation programs and automatic rebalancing programs; (ii) as a result of any deduction of charges or fees under a Contract; (iii) within a Contract out of a Portfolio as a result of scheduled withdrawals or surrenders from a Contract; or (iv) as a result of payment of a death benefit from a Contract.

4. Compliance Obligations of Intermediary. Beginning no later than October 16, 2006, or such other date as the SEC may designate as the date by which mutual funds must be in compliance with Rule 22c-2, the Intermediary agrees to provide the Transfer Agent, upon written request, the taxpayer identification number ("TIN"), if known, of any or all shareholders and the amount, date, name or other identifier of any investment professional(s) associated with the shareholder(s) (if known), and transaction type (purchase, redemption, transfer, or exchange) of every purchase, redemption, transfer, or exchange of shares held through an account maintained by the Intermediary during the period covered by the request.

   This section shall be read to require Intermediary to provide only that information relating to Shareholder-Initiated Transfer Purchases or Shareholder-Initiated Transfer Redemptions.

   If the Fund wishes to request Intermediary to provide information in addition to that recited in this Section 4, it shall provide Intermediary with the details of that additionally requested information together with a suggested format for Intermediary's response.

   Requests from the Fund to Intermediary should include the Fund name and identification number, Intermediary's Fund Account number and method of response, and the address to which Intermediary must respond with the requested information.

     (a) Period Covered by Request. Requests made pursuant to this Section must set forth a specific time period, not to exceed one (1) year from the date of the request, for which transaction information is sought. The Transfer Agent may request transaction information older than one
         (1) year from the date of the request as it deems necessary to investigate compliance with policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by the Fund.

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     (b) Form and Timing of Response. The Intermediary agrees to transmit the requested information that is on its books and records to the Transfer Agent or its designee promptly, but in any event not later than ten
         (10) business days, after receipt of a request. If the requested information is not on the Intermediary's books and records, the Intermediary agrees to: (i) provide or arrange to provide to the Transfer Agent the requested information from shareholders who hold an account with an indirect intermediary; or (ii) if directed by the Transfer Agent, restrict further purchases of Fund shares from such indirect intermediary. In such instance, the Intermediary agrees to inform the Transfer Agent whether it plans to perform (i) or (ii). Responses required by this Paragraph must be communicated in writing and in a format mutually agreed upon by the Intermediary and the Transfer Agent. To the extent practicable, the format for any transaction information provided to the Transfer Agent should be consistent with the NSCC Standardized Data Reporting Format provided, however, the Fund shall not require the Intermediary to report to the Fund using the NSCC Standardized Data Reporting Service. For purposes of this provision, the term indirect intermediary has the same meaning as in Rule 22c-2.

     (c) Agreement to Restrict Trading. The Intermediary agrees to execute written instructions from the Transfer Agent to restrict or prohibit further purchases or exchanges of Fund shares by a shareholder that has been identified by the Transfer Agent as having engaged in transactions of the Fund's shares (directly or indirectly through an account) that violate policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by the Fund. Unless otherwise directed by the Fund, any such restrictions or prohibitions shall only apply to Shareholder-Initiated Transfer Purchases or Shareholder-Initiated Transfer Redemptions that are effected directly or indirectly through Intermediary. Instructions must be received by Intermediary at the following address, or such other address that Intermediary may communicate to Fund in writing from time to time, including, if applicable, an e-mail and/or facsimile telephone number:

         Minnesota Life Insurance Company
         400 Robert Street North
         St. Paul, Minnesota 55101-2098
         Attention: Christina Moore
         Phone: 651-665-4715
         E-mail: christina.moore@securian.com

     (d) Form of Instructions. Instructions submitted pursuant to this Section must include the TIN, if known, and the specific restriction(s) to be executed. If the TIN is not known, the instructions must include an equivalent identifying number of the shareholder(s) or account(s) or other agreed upon information to which the instruction relates.

     (e) Timing of Response. The Intermediary agrees to execute instructions as soon as reasonably practicable, but not later than five (5) business days after receipt of the instructions by the Intermediary.

     (f) Confirmation by the Intermediary. The Intermediary agrees to provide written confirmation to the Transfer Agent that instructions have been executed. The Intermediary agrees to provide confirmation as soon as reasonably practicable, but not later than ten (10) business days after the instructions have been executed.

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5. Entire Agreement. This Agreement constitutes the entire understanding among the parties as to the Intermediaries obligations with respect to the matters discussed herein. This Agreement is not intended to amend or terminate any other agreements between among the parties which relate to the AIM Funds; provided, however, that (i) to the extent that the provisions of any other agreement among the parties are inconsistent with this Agreement, this Agreement shall control with respect to the matters discussed herein, and
(ii) a breach of this Agreement shall constitute cause to terminate any other agreements among the parties which relate to the AIM Funds.

6. AIM Funds as Third-Party Beneficiaries. As required by Rule 22c-2, the Transfer Agent is entering into this Agreement as agent and on behalf of the AIM Funds. The AIM Funds shall have the right to enforce all terms and provisions of this Agreement against any and all parties hereto and otherwise involved in the activities contemplated herein.

7. Assignment. The Intermediary shall not have the right to assign this Agreement without the prior written consent of the Transfer Agent, which consent may be withheld by the Transfer Agent if other necessary agreements related to the maintenance of shareholder accounts in the AIM Funds are not also assigned or otherwise negotiated with the party to which the Intermediary desires to assign this Agreement. The Transfer Agent may assign this Agreement to any other affiliated entity which undertakes the role of transfer agent for the AIM Funds.

8. Amendment. The Transfer Agent may amend this Agreement by providing advance written notice of any such amendments to the Intermediary. If the Intermediary continues to maintain accounts which hold shares of the AIM Funds sixty
(60) days after the receipt of such amendment(s), the Intermediary shall be deemed to have agreed to all terms and conditions set forth in such amendment(s).

9. Termination. The Transfer Agent may terminate this Agreement by providing 30 days' written notice of termination to the Intermediary. The Intermediary may terminate this Agreement by providing sixty (60) days' notice of termination to the Transfer Agent; provided, however, that no such notice of termination shall be effective for so long as the Intermediary continues to maintain accounts which hold shares of the AIM Funds.

10. Choice of Law. This Agreement shall be construed in accordance with the laws of the State of Texas, without respect to conflict of laws principles, and the 1940 Act.

AGREED AND EXECUTED:

AIM Investment Services, Inc.           Minnesota Life Insurance Company

By:    -------------------------------  By:    -------------------------------
Name:  William J. Galvin, Jr.           Name:  Bruce P. Shay
Title: President                        Title: Senior Vice President


Date:  -------------------------------  Date:  -------------------------------

Address for delivery of notices         Address for delivery of notices
hereunder:                              hereunder:

      11 Greenway Plaza, Suite 100      400 Robert Street North
      Houston, Texas 77046              St. Paul, Minnesota 55101-2098
      Attention: General Counsel        Attention: General Counsel

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